Exhibit 99.1

FOR IMMEDIATE RELEASE

Wednesday, May 12, 2021

Sphere 3D Corp. Sponsors Minority Equality Opportunities Acquisition Inc., a SPAC
Targeting Historically Undercapitalized Minority Businesses

Veteran Business Executive Shawn D. Rochester leads the sponsored SPAC

Toronto, Ontario – Sphere 3D Corp. (NASDAQ: ANY) (the "Company" or "Sphere 3D") announced the submission of a confidential draft registration statement with the Securities and Exchange Commission to sponsor Minority Equality Opportunities Acquisition Inc. (“MEOA”), a special-purpose acquisition company, or SPAC, dedicated to investing in minority-owned and controlled businesses with an initial funding target of $100 million.

Sphere 3D's sponsorship of MEOA is part of the Company's dedication to position minority business enterprises ("MBEs") - companies that are at least 51% owned, operated and controlled by a person(s) belonging to an ethnic minority group - for accelerated growth. In the United States, minorities represent 32% of the population but only hold 18% of business ownership. MEOA will be the first SPAC sponsored by Sphere 3D, with an eye towards focusing potential future sponsorships in areas involving environmental, social, and governance ("ESG") initiatives.

"The rise of MBEs is not only enriching the social diversity across industries but given the opportunity will further strengthen the economic fabric of America because of inclusion and innovation," said Sphere 3D CEO Peter Tassiopoulos. "Sphere 3D is proud to sponsor MEOA to help expand the presence and fuel the growth of minority-owned businesses. By leveraging our access to large investor pools and niche expertise our goal is to help MEOA position emerging companies for exponential growth."

Shawn D. Rochester, a seasoned corporate development executive and economic equity advocate will serve as Chief Executive Officer of MEOA. Mr. Rochester has extensive strategic planning experience with global industry-leading organizations, having executed over $500 million of transactions in the United States, Europe, and Asia. He has led M&A, emerging market, and corporate development initiatives at Amphenol's, IT and data communication group, and at IBM. Mr. Rochester is also the author of the critically acclaimed book "The Black Tax: The Cost of Being Black in America," which uses a data-driven approach to quantify the financial impact of past and present racial discrimination. He also advises C-Suite executives on strategies to leverage their business operations and institutional capital to expand enterprise growth opportunities for Black-owned companies, specifically, and the communities that they represent.

"Access to capital has long been a structural challenge for MBEs in general and for Black entrepreneurs in particular," Mr. Rochester said. "I am excited to lead this critically important effort to invest in minority-owned businesses and increase their presence in the public markets."

MEOA is finalizing the recruitment and on-boarding of its board of directors, which will be majority-minority and include small business leaders, academicians, and Black women. In addition to their fiduciary role, the directors of MEOA will provide advice on corporate strategy, executive coaching, and professional resources development to MBEs to ensure their success in their respective markets. The SPAC has also engaged Industrial Bank of Washington, one of the country's preeminent Black-owned institutions, to serve as MEOA's banking partner for its working capital needs during the SPAC and IPO process.

Highland Poe, a Black-owned corporate advisory services firm, has been retained to provide strategic advice to Sphere 3D and MEOA during the SPAC and M&A process.

About Sphere 3D

Sphere 3D Corp. (NASDAQ: ANY) has a portfolio of brands, including HVE ConneXions, UCX ConneXions, and SnapServer® dedicated to helping customers achieve their IT goals. For more information on Sphere 3D please visit www.sphere3d.com.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to the sponsorship of Minority Equality Opportunities Acquisition Inc. and its proposed operations and management. The statements contained in this press release that are not statements of historical fact, including, but not limited to, statements identified by the use of terms such as "anticipate," "appear," "believe," "could," "estimate," "expect," "hope," "indicate," "intend," "likely," "may," "might," "plan," "potential," "project," "seek," "should," "will," "would," and other variations or negative expressions of these terms, are all "forward-looking statements" and involve a number of risks and uncertainties. These statements are based on assumptions that management believes are reasonable based on currently available information, and include statements regarding the intent, belief or current expectations of the Company and its management. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performances and are subject to a wide range of external factors, uncertainties, business risks, and other risks identified in filings made by the Company with the Securities and Exchange Commission. Actual results may differ materially from those indicated by such forward-looking statements. The Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances upon which any statement is based except as required by applicable law and regulations.

Investor Contacts

Kurt Kalbfleisch

+1-858-495-4211

investor.relations@sphere3d.com